MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 4 YEAR: 2006
                          EMPRESAS ICA,S.A.B. DE C. V.
                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     Financial statements of the ICA and subsidiaries (the Company) are prepared in accordance with Mexican GAAP. Certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2005. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Consolidated financial statements include integral form line by line those financial statements of subsidiaries in which Ica has control. According to NIF A-8, Application on a suppletory basis, as of January 1, 2006, companies or associations subject to joint control are included as line items in the consolidated financial statements under the headings of assets, liabilities, revenues, costs and expenses, when equity is held according to the guidelines established by International Financial Reporting Standard No. 31, Financial Reporting of Interests in Joint Ventures (NIIF 31). All intercompany balances and transactions have been eliminated in consolidation.

     Foreign currency translation of subsidiaries financial statements. The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations" issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital". The effect of translating the financial statements of such foreign subsidiaries for the year ended December 31, 2005 was Ps.(194,320) The cumulative translation amount included in Insufficiency from restatement of capital at December 31, 2005 was Ps.47,696. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     (i) Assets and liabilities (monetary and non monetary)- Exchange rate in effect at the balance sheet date.

     (ii) Common stock- Exchange rate in effect at the date on which contributions were made.

     (iii) Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

     (iv) Revenues, costs and expenses- The ending exchange rate of the period reported.

Significant events

     The Stockholders' Extraordinary and Ordinary Meeting of September 12, 2006, agreed to change the Company's corporate denomination to comply with the provisions of the Stock Market Law, under which the denomination Public Stock Company with Variable Capital must be used, as represented by the abbreviation Empresas ICA, S.A.B. de C.V.

     In August 2005, ICA made a global primary placement of 472,813,000 shares for the total amount of Ps.2,127,658 (nominal value). 65% percent of these shares were placed on the Mexican market, while the remaining 35% were placed with institutional investors abroad, representing an offering that was not registered under Article 4 (2) of the 1933 U.S. Securities Law.

     At a Stockholders' Extraordinary Meeting held on July 14, 2005, the stockholders approved a reverse split of the shares of the Company issued and outstanding at that date, with the issuance of new shares in the proportion of one-to-six, effective December 13, 2005. However, for purposes of comparability, the accompanying financial statements show all share and per share information as if the reverse split took place as of the beginning of the earliest year presented.

     On December 2005, through its subsidiaries Controladora de Operacion de Infraestructura, S.A. de C.V. (CONOISA) and Aeroinvest, S.A. de C.V. (Aeroinvest), ICA acquired 44.94% of the shares of Grupo Aeroportuario del Centro Norte (GACN), for US $260.2 million. This movement was performed through three purchase transactions which, together with its previous equity, gave ICA control of 47.2% of the shares of GACN. Based on this acquisition, ICA directly holds 74.5% of shares in the strategic partnership denominated Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (SETA), which holds 15% of the shares of GACN. The remaining 25.5% of the shares of SETA are held by Aeroports de Paris. Furthermore, ICA holds 36% of the shares of GACN, while the remaining 49% are held by the Federal Government through Nacional Financiera, S.N.C.. ICA acquired its equity in GACN in 2000, when partial airport group concessions were granted, by participating in the SETA consortium with Aeroports de Paris and Vinci. The purchase price included an option to subscribe new shares series representative B until 3% of the GACN capital stock (which 1% conquered June 14 2005 without being had unsubscribed, and 2% were subscribed in August of 2006). Accordingly, the balance sheet of GACN was consolidated as of December 2005, while revenues, costs and expenses will be consolidated as of January 1, 2006.

     GACN is engaged in airport administration, operation and, when applicable, construction and exploitation under the concession granted by the Federal Government through the Communications and Transportation Department (SCT) for a 50-year period as of November 1, 1998. As these airports are State-owned, after the termination of the concession period, any works and installations permanently attached to the concessioned goods and created during the concession period will revert to the State.

     The financial statements of the following companies are consolidated with those of GACN: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juarez, S.A. de C.V., Aeropuerto de Culiacan, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de
Mazatlan, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V. and Servicios Aeroportuarios del Centro Norte, S.A. de C.V.

     In November 2006, GACN offered a secondary public bidding process in Mexico and abroad, the net resources of which were paid to the Federal Government in its capacity as the vendor stockholder. GACN did not receive any portion of the resources generated by this placement.

     In September 2006, SETA exercised an option to acquire Series B shares representing 2% of the capital of GACN, thus increasing the shareholding of ICA in the capital of GACN to 48.48%.

2. Summary of significant accounting policies

     The NIF that went into effect as of January 1, 2006, represent the Conceptual Framework and are intended to serve as the supporting rationale for the development of these standards, and as a reference to resolve issues arising in practice; NIF B-1, "Accounting Changes and Correction of Errors", was also issued. The application of these new NIF did not result in any significant modification of the financial statements or their disclosures.

     The accounting policies followed by the Company are in conformity with NIFs, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management best knowledge of current events, actual results may differ.

The significant accounting policies of the Company are as follows:

     (a) Change of accounting policies

     No changes in policies have resulted from the issuance of the new accounting principles; the adoption of the proportional consolidation policy is considered as a change of circumstances rather than of policy.


     b) Accounting method for the treatment of the effects of inflation

          The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. Bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (NCPI) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of
     1.0449 instead of restating them by a NCPI factor of 1.0405 to determine constant Mexican pesos as of December 31, 2006.

     c) Cash equivalents

     Are stated at acquisition cost plus accrued interest or estimated realizable value, the least. Consist primarily of term deposits with original maturities of ninety days or less. Those cash equivalents whose availability is greater to a year they are presented like long-term cash equivalent.

     d) Construction Inventories

     Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

     Costs incurred to change orders based on customers' instructions and which are still awaiting definition and price authorization, are presented as work in process.

     e) Real estate inventories

          Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers. The financing cost incurred during the period of construction is capitalized and restated applying the NCPI.

          Other real estate developments are also restated by the specific cost method, using net replacement values, which are similar to market values, determined based on appraisals conducted by recognized firms of independent experts. However, for these other real estate developments, the net comprehensive financing cost incurred during the construction period is capitalized and restated by applying factors derived from the NCPI.

          Land to be developed over a period of more than 12 months is classified under noncurrent assets, recorded at its acquisition cost and restated by applying factors derived from the National Consumer Price Index
     (NCPI).

     f) Long-lived Assets

     Long-lived assets consist of the following:

     Property, Plant and Equipment-- Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

          Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. Depreciation begins when the operation asset initiated, and the useful lives are as folows:

                                                   Useful
                                                   lives
                                               -------------

        Buildings............................... 20 to 50 Machinery and
        equipment................. 4 to 10 Office furniture, equipment and vehicles 4 to 7

          Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

          Investment in Concessions-- Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

          Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

          Investments in concession projects are amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

          Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

          Investment in Affiliated Companies-- Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee s financial statements are also prepared in accordance with Bulletin B-10.

          Rights involving the use of airport facilities and concessions - Rights involving the use of airport facilities and concessions consider the value of the thirteen airports to which these rights were granted by the Department of Communications and Transportation (SCT).

          As of January 1, 2003, the value assigned by Grupo Aeroportuario Centro Norte to the assets received under the thirteen airport concessions was based on an appraisal performed by an independent appraiser and by considering those airports in which the concession cost exceeded the appraisal value. This excess is classified under airport concessions.

          Airport facility utilization rights are applied according to the remaining useful life of the concessioned goods, as determined by an independent appraiser. Airport concessions are amortized over 15 years, which is also the period of each concession.

          Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal (Bulletin C-15). If there is any indication that restated values exceed the respective recovery values, assets are valued at this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The mechanism used to calculate the recovery value considers the particular circumstances of concessions, machinery, equipment and intangible goods. In the case of concessions, revenue projections consider the projection of the vehicle appraisal percentage guarantee and utilize assumptions and estimates concerning the growth of the population and perimetral economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

     g)  Business Acquisitions

          All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes assigning the purchase price, represented by cash delivered or its fair value equivalent, to the fair value of the assets received and liabilities assumed. When appropriate, either goodwill or an extraordinary gain will be recognized for the difference between the purchase price and the adjusted fair value of the assets received and the liabilities assumed.


     h) Provisions

          Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. When a current obligation may result in the use of resources, this situation is disclosed in the notes to the financial statements. However, no disclosure is recorded in the financial statements if the likelihood of this disbursement is remote.

     i) Operating Cycle

          Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     j) Accounting for construction contracts

          Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in the same period in which the revisions are determined.

          For the use of percentage-of-completion method they are due to fulfill among others with the following requirements (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parts, the work to be interchanged and the form and terms of the agreement; (ii) the legal and economic right of the Company to receive the payment for the work performed as the contract is executed; (iii) one hopes that the buyer and salesman satisfy their contractual obligations; and (iv) that based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

          The income recognized with base in the pending work advance to certify appear as it builds executed no registered. The administration periodically evaluates the reasoning of its accounts to receive. In the cases where indications of difficulty in their recovery exist, additional reserves for accounts of doubtful collection are constituted affecting the results of the exercise in which they are determined. The estimation of this reserve is based on the best judgment of the company considering the circumstances at the moment of its determination.

          Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

     k) Accounting for Real Estate Sales

          The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

     l) Accounting for Low Income Housing Sales

          Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

     m) Sales and Other Revenues

          Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

     n) Post-Retirement Benefit Plans

          Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Companys employees.

     o) Maintenance and Repair Expenses

          Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

     p) Income Tax and Employee Statutory Profit Sharing

          The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

          The  provisions for income tax and employee  statutory  profit-sharing
     (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits.

     q) Asset Tax

          The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes.

          Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     r) Derivative financial instruments

          The Company values all derivatives at fair value, whatever their purpose, based on market prices when involving derivatives traded in recognized markets; otherwise, based on technical determinations of fair value supported by sufficient, reliable and provable information. Fair value is recognized on the balance sheet as an asset or liability in accordance with the rights or obligations derived from the contracts executed.

          When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedge financial instrument at the beginning of the relationship. If the hedge is fair value, the valuation fluctuation both of the derivative and the open risk position is recognized in results of the period in which it takes place. When the hedge is cash flow, the effective portion is temporarily recognized in comprehensive income within stockholders equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

          Certain derivative financial instruments, although they are contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

     s) Insufficiency from Restatement of Capital

          This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     t) Restatement of Stockholders Equity

          Stockholders equity is restated using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

     u) Foreign Currency Transactions

          Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

     v) (Gain) Loss from Monetary Position

          The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

     w) Concentration of Credit Risk

          Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Companys customer base and their geographical dispersion. The Company considers that this potential credit risk is adequately covered because the construction projects in which it participates generally involve customers of recognized solvency. Similarly, if the Company experiences collection difficulties as the project advances, it normally suspends work until obtaining assurance with regard to the payment situation. The Company is usually subject to balance aging of between 30 and 60 days for work performed, but not estimated in unfinished contracts. However, it creates additional allowances for doubtful accounts when recovery may be difficult.

          Other accounts receivable are integrated by associated companies and notes receivable. The Company considers that these amounts do not represent a significant concentration of credit risk.

     v) Earnings (loss) per share

          Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.


     4. Financing Cost

                                                           FINANCED     INCOME
                                     TOTAL   CAPITALIZED    PROYECT      (LOST)
                                    -------  -----------   ---------  ---------
INTEREST EXPENSE............. ...  1,198,495   39,140      491,456     667,899
INTEREST INCOME .................   (491,180)    (909)     (56,439)   (433,832)
EXCHANGE LOSS (GAIN), NET .......    (58,154)     (61)     (22,238)    (35,855)
GAIN FROM MONETARY POSITION .....     34,529   (5,395)      50,516     (10,592)
                                    --------   -------    --------    --------
TOTAL ..........................     683,690   32,775      463,295     187,620
                                     =======    ======     ========   =========


     5. Extraordinary items (n/a)



     6. Effects at the beginning of the period for changes in accounting principles



     7. MONTHLY NET RESULTS (HISTORICAL AND RESTATED)


                                                                                     Restated
                     Monthly net     Cumulative       Ending         Beginning        monthly
Month                   results     net results       factor           factor     net results
----------------------------------------------------------------------------------------------
2006
---------------------
January                 48,616          48,616         1.0345          1.0059         48,323
February                47,452          96,068         1.0329          1.0015         53,569
March                   34,837         130,905         1.0292          1.0036         34,674
April                   39,103         170,008         1.0301          0.9991         41,988
May                     22,659         192,667         1.0347          0.9955         25,148
June                    31,878         224,545         1.0312          1.0034         32,861
July                    35,321         259,866         1.0310          1.0002         38,146
August                  40,653         300,519         1.0257          1.0051         38,583
September               47,749         348,268         1.0160          1.0096         46,081
October                 61,329         409,597         1.0114          1.0045         59,577
November                91,902         501,499         1.0058          1.0056         87,262
December               143,468         644,967         1.0000          1.0057        138,757
                       -------         -------                                       -------
Net results of majority interest last twelve months ..........................  Ps.  644,967
                                                                                ============


     8. BUSINESS SEGMENT DATA

          For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of twelve months ended December 31, 2006 and 2005:

---------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS DEC-2006        CIVIL   INDUSTRIAL       CPC       TOTAL
       CONCEPT                 CONST.      CONST.      RODIO    CONSTRUC    HOUSING    INFRAESTR.     OTHER       CONSOL.
---------------------------------------------------------------------------------------------------------------------------
REVENUES ...............Ps.10,082,477   7,776,395   3,054,273  20,913,145  1,723,145    2,963,445    518,887    26,119,298
IINTERSEGMENT REVENUES
 AND OTHER .............    1,405,730     240,435   1,495,205   3,141,370    195,142      908,645    478,422     4,723,579
EXTERNAL REVENUES ......    8,676,747   7,535,960   1,559,068  17,771,775  1,528,679    2,054,800     40,465    21,395,719
OPERATING INCOME .......      263,076     389,259      74,664     726,999    157,496      743,695     (10,580)   1,617,610
SEGMENT ASSETS .........   15,697,470   3,676,999   1,164,212  20,538,681  2,325,193   13,797,142   (454,976)   36,206,040
CAPITAL EXPENDITURES ...      427,205      29,607      68,771     525,583     17,239      907,513     38,571     1,488,906
DEPRECIATION AND
 AMORTIZATION ..........      292,239      86,229      39,723     418,191     10,454      409,941     10,328       848,914
---------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS DEC-2005    CIVIL    INDUSTRIAL        CPC         TOTAL
       CONCEPT             CONST.      CONST.        RODIO      CONSTRUC       HOUSING     INFRAESTR.     OTHER      CONSOL.
------------------------------------------------------------------------------------------------------------------------------
REVENUES                Ps. 9,711,784   8,363,559   2,461,841  20,537,185  1,552,871      366,120    417,493    22,973,669
INTERSEGMENT REVENUES
 AND OTHER                  2,351,920     472,343      25,766   2,850,030    415,860       75,398    401,104     3,742,391
EXTERNAL REVENUES           7,359,864   7,891,216   2,436,075  17,687,155  1,137,011      390,723     16,389    19,231,278
OPERATING INCOME              466,412     516,460      65,756   1,048,628     95,680       88,865   (130,827)    1,102,346
SEGMENT ASSETS             12,621,685   3,809,603   1,951,532  18,382,819  1,133,102   13,151,148   (305,449)   32,361,620
CAPITAL EXPENDITURES          181,160     154,364     100,512     436,036     25,388      558,086     40,428     1,059,938
DEPRECIATION Y
 AMORTIZATION                 420,661     116,102      74,053     610,816     31,972      111,222      9,138       763,148
------------------------------------------------------------------------------------------------------------------------------



     8. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

          The Company has an American Depositary Receipts program (ADRs), which is effective. Organized markets with their respective countries are as follows: Mexican Stock Exchange MEXICO, New York Stock Exchange USA and Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

          An only one-share series exist, incorporated to the program. Shares ratio per ADR is 12 to 1. Number of shares subscribed to the program and percentage from common stock at December 31, 2006 are as follows:

        Originally:.......  2,395,833
        Now :.... ........  1,792,405
        Percentage: ......          5.31%

          The Guardian institution or bank for CPO'S is Banamex. The Guardian institution or bank, for ADR'S is Bank of New York.


          When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 2, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No.
     3), Initial Application of MFRS, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders' equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.